FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 27, 2006	Lewis N. Rose President and Chief Executive Officer

EXHIBIT INDEX

1.	Notice of Meeting.

2.	Management Information Circular.

3.	Proxy Form.

4.	Supplemental Mailing Request Form - Beneficial Shareholders.

5.	Supplemental Mailing Request Form - Registered Shareholders.

2

EXHIBIT 1

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend CryptoLogic’s Annual and Special Meeting of Shareholders to be held on Thursday, May 11, 2006 at 4:30 p.m. (Eastern Time) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada.

At the meeting, Management will review CryptoLogic’s performance in the past fiscal year and address our growth prospects. In 2005, CryptoLogic celebrated a decade in business by generating all-time highs in revenue and earnings, healthy cash flow and a strong balance sheet despite a challenging and increasingly competitive business environment for the global online gaming industry.

CryptoLogic’s strong results are attributed to our greatest asset – our people – who we compete for in the competitive technology sector and highly-specialized Internet gaming industry, in both the North American and overseas labour markets. This is why at this year’s annual meeting, we are seeking an increase in the company’s incentive stock option pool as part of employee compensation, in order to ensure we continue to attract and retain high quality talent to maintain our competitive advantage and market leadership.

As we enter our second decade, we will continue to innovate. We will remain diversified across markets and products. We will stay disciplined in our strategy to deliver consistently rewarding results. These are qualities that distinguish a blue-chip company and differentiate CryptoLogic – and give us an excellent foundation for the next ten years of e-gaming excellence.

Please find enclosed the following:

1.	Notice of Meeting;
2.	Management Information Circular;
3.	Proxy Form;
4.	Supplemental Mailing Request Form; and
5.	2005 Annual Report.

We encourage you to ensure that your shares are represented at the meeting whether or not you are able to attend. Your vote is important. If you do not plan to be present, we would appreciate you taking the time to sign, date and return the enclosed proxy form so that your shares can be voted at the meeting in accordance with your instructions.

We look forward to welcoming you at this year’s Annual Meeting of Shareholders.

Respectfully,

Lewis Rose
President and CEO

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

EXHIBIT 2

CRYPTOLOGIC®

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

OF

CRYPTOLOGIC INC.

TO BE HELD ON MAY 11, 2006

April 11, 2006

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting of Shareholders of CryptoLogic Inc. (“CryptoLogic” or the “Company”) will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Thursday May 11, 2006 at 4:30 p.m., Eastern time, for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2005, together with the auditor’s report thereon.

2.	To adopt the Amendments to the 2002 Incentive Stock Option Plan as outlined in the Management Information Circular.

3.	To elect the directors of the Company.

4.	To appoint the auditors of the Company and authorize the directors to fix their remuneration.

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Dated at Toronto, Ontario, Canada on April 11, 2006.

By the order of the Board of Directors

Robert Stikeman
Chairman of the Board

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, in the enclosed envelope to Equity Transfer Services Inc., 420 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, prior to the close of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. If you are able to attend the Meeting, filing your proxy prior to the Meeting will not prevent you from voting at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

(as at April 11, 2006, except as otherwise indicated)

TABLE OF CONTENTS

Notice of Annual & Special Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies 1
Appointment and Revocation of Proxies 1
Beneficial Shareholders 2
Non-Registered Shareholders 3
Voting of Proxies 4
Voting Securities and Principal Holders of Voting Securities 4
Financial Statements 5
Amendments to the 2002 Incentive Stock Option Plan 5
Election of Directors 8
Re-Appointment of Auditors 10
Corporate Governance 11
Executive Compensation 18
Long Term Incentive Plan 19
Employee Share Purchase Plan 21
Stock Options Exercised and Held 22
Employment Contracts with Named Executive Officers 22
Composition of Compensation Committee 23
Report on Executive Compensation 23
Securities Authorized for Issuance Under Equity Compensation Plans 26
Performance Graph 26
Compensation of Directors 27
Directors' and Officers' Liability Insurance 27
Indebtedness of Directors and Senior Officers 28
Interests of Insiders in Material Transactions 28
Additional Information 28
Auditors, Registrars and Transfer Agents 28
Directors' Approval 29

MANAGEMENT INFORMATION CIRCULAR

AND GENERAL PROXY INFORMATION FOR THE

2006 ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

CRYPTOLOGIC INC.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CRYPTOLOGIC INC. (“CryptoLogic” or the “Company”), of proxies to be used at the Annual & Special Shareholders’ Meeting of CryptoLogic to be held on Thursday, May 11, 2006, at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, at 4:30 p.m. (Eastern time) and at all postponements or adjournments thereof, for the purposes set forth in the attached Notice of Annual & Special Meeting of Shareholders of CryptoLogic Inc.

Solicitation of Proxies

The solicitation of proxies by this circular is being made in respect of matters to be considered by shareholders of the Company by or on behalf of Management of the Company.

The solicitation of proxies for the CryptoLogic meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company. The total cost in respect of the solicitation of proxies for the applicable meeting, including the legal, printing and other costs associated with the preparation of this Management Information Circular will be borne by the Company. The information contained herein is given as at April 11, 2006, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Management Information Circular, the shareholders of the Company will also be sent a form of proxy (“Form of Proxy”). The persons named in such proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent the proxy holder at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies given by shareholders of the Company must be delivered to the offices of Equity Transfer Services Inc., 420 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3 or by fax at 4163610470, prior to the close of business of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting or be presented to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof.

Pursuant to Section 110(4) of the Ontario Business Corporations Act, a shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by him or by his attorney authorized in writing: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Beneficial Shareholders

The following information is of significant importance to many shareholders who do not hold common shares (“Common Shares•) in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of the Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of the shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Non-Registered Shareholders

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to intermediaries for distribution to nonregistered shareholders of the Company who have not waived their right to receive such materials. Nonregistered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the Common Shares they beneficially own. A voting instruction form (“VIF”) (which is not a proxy) is normally mailed to nonregistered shareholders by their broker.

The VIF supplied to you by your broker will be similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediaries on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Canada. ADP mails a VIF in lieu of a Form of Proxy provided by the Company. The VIF will name the same persons as the Company’s Form of Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed VIF must then be returned to ADP by mail, facsimile, by phone or over the Internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from ADP, a broker or an intermediary, it is not a valid Form of Proxy and you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted. The Scrutineer of the Meeting cannot count the votes of a nonregistered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary. Such shareholders need to contact their broker or intermediary immediately and arrange delivery to them of a valid Form of Proxy.

Only registered shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. NonObjecting Beneficial Owners (“NOBOs”) or nonregistered shareholders may also vote at the Meeting if the Company has mailed to NOBOs directly.

Copies of the Company’s Notice of Meeting, this Management Information Circular and the Form of Proxy are being sent to both registered and nonregistered shareholders. If you are a nonregistered shareholder, and the Company or its agent, Equity Transfer, has sent these materials directly to you, your name, address and information about your shareholdings, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you have received the Form of Proxy, you may return it directly to Equity Transfer Services Inc. by regular mail in the return envelope provided or by fax at 4163610470.

Objecting Beneficial Owners (“OBOs”) and other beneficial holders receive a VIF from an intermediary. Detailed instructions of how to submit your vote will be on the VIF.

In either case, the purpose of this procedure is to permit nonregistered holders to direct the voting of the Common Shares they beneficially own. Should a nonregistered holder who receives either a Form of Proxy or VIF wish to vote at the Meeting in person, the nonregistered holder should strike out the persons named in the Form of Proxy or VIF and insert the nonregistered holder’s name in the blank space provided. Nonregistered holders should carefully follow the instructions of their intermediary including those regarding when and where the Form of Proxy or VIF is to be delivered.

Voting of Proxies

The Management representative designated in the Form of Proxy will vote, withhold from voting, or vote against the Common Shares in respect of which he is appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy.

The enclosed Form of Proxy confers discretionary authority upon the management’s representatives designated therein with respect to amendments to or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Information Circular, Management is not aware of any such amendments, variations or other matters to come before the meeting.

Proxies received by Management will be voted at the Meeting, or any adjournment thereof as specified therein by the person giving the proxy. TO THE EXTENT NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR MANAGEMENT’S PROPOSALS. ALL PROXIES SUBMITTED, REGARDLESS OF HOW VOTED, WILL BE INCLUDED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT FOR THE MEETING. The Board of Directors has approved Management’s proposals. A quorum is required in order for the Meeting to be properly constituted. One-quarter of the total outstanding Common Shares of the Company must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Securities and Principal Holders of Voting Securities

The Board of Directors has fixed April 11, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting. As of the date of this Management Information Circular, the issued and outstanding capital consists of 13,569,526 Common Shares.

Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors, and are entitled to notice of, and to one vote per Share at, any meeting of the shareholders of the Company.

Each holder of record of a Share of the Company at the close of business on April 11, 2006, will be entitled to one vote for each Share held, as applicable, on all matters proposed to come or that come before the Meeting. If a shareholder has transferred any Common Shares after the record date, the transferee of such Common Shares must establish ownership thereof and makes a written demand, not later than ten days before the date of the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in order to be entitled to vote such Common Shares.

To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the votes attached to the issued and outstanding Common Shares.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2005, and the Auditors’ Report thereon enclosed with this Management Information Circular will be placed before the shareholders at the Meeting for their consideration.

Under National Instrument 54101, adopted by the Canadian Securities Administrators, a person or company that in the future wishes to receive interim financial statements from the Company must deliver a written request for such material to the Company, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice to the Company or its Transfer Agent, Equity Transfer Services Inc., in Toronto.

Votes Necessary to Pass Resolutions

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election of directors or appointment of Company’s auditor, than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

OUTLINE OF MATTERS TO BE ACTED UPON

AMENDMENTS TO THE 2002 INCENTIVE STOCK OPTION PLAN

There are currently 13,569,526 Common Shares of the Company outstanding. As of the date of this Circular there are 1,209,642 options reserved under CryptoLogic’s 2002 Incentive Stock Option Plan (the "2002 Plan"), of which 956,047 options are outstanding and 253,595 Common Shares are available to be issued under the 2002 Plan.

At the Meeting, Shareholders will be asked to approve resolutions amending the 2002 Plan, the text of which is set forth in Appendices “A, B and C” to this Circular (the “Amendments”). The Amendments will take effect upon shareholder approval.

2002 Incentive Stock Option Plan

The 2002 Plan provides that options to purchase Common Shares of the Company may be awarded to employees, officers and directors of the Company and its subsidiaries, and others providing management or consulting services to the Company and its subsidiaries. The purpose of the 2002 Plan is to reward these individuals for their contributions toward the long term goals and success of the Company and to enable the Company to retain, attract and motivate experienced and skilled management, staff and consultants by providing them with the opportunity, through options to acquire Common Shares of the Company, to acquire a proprietary interest in the Company and to benefit from its growth.

The principal features of the 2002 Plan include:

(1)	A maximum of 3,250,000 CryptoLogic Common Shares were reserved for issuance under the 2002 Plan. As of the date of this Circular, there are 1,209,642 options reserved under the 2002 Plan which represent 8.9% of the 13,569,526 outstanding Common Shares. Options granted under the 2002 Plan may include stock appreciation rights.

(2)	956,047 Common Shares are issuable under existing outstanding options granted, which represent 7.0% of the outstanding Common Shares.

(3)	253,595 options are available to be issued, which represent 1.9% of the outstanding Common Shares, of which a total of 163,145 are eligible to be issued to insiders.

(4)	Options have a term of five years or less and will be subject to earlier termination if the holder leaves the employ of the Company unless the Board otherwise decides. An option will only become exercisable after the following vesting periods:

a)	One-third of the options granted to Directors will vest at the date of grant, with the balance vesting over 2 years.

b)	Unless otherwise permitted by the Compensation Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

(5)	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Common Shares of the Company.

(6)	The exercise price is fixed by the directors but is not less than the market value of the Common Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

(7)	Stock options are not assignable by the holder.

(8)	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the 2002 Plan.

(9)	Unless otherwise permitted by the Compensation Committee, upon leaving the Company’s employ, there is a 30day exercise period for those options deemed exercisable at the date of departure, or 6 months in the event of death, or 3 months in the event of dissolution of the Company.

(10)	The 2002 Plan is administered by the Board of Directors on the advice of the Compensation Committee. The Directors and the Chief Executive Officer (“CEO”) have authorization to grant options to persons who are neither Officers nor Directors in amounts of up to 10,000 options per person and report such grants to the Compensation Committee.

Reason for Amendments

The Company competes for qualified people in the highly competitive software development and technology industry in the broader North American and overseas labour market, and in the increasingly competitive and highly specialized global Internet gaming industry. The growth of the Company’s business requires the ability to attract and retain high-quality and motivated personnel by using incentive stock options as part of employee compensation. Therefore, the Company is requesting an increase in the number of Common Shares issuable under the 2002 Plan in order to remain competitive in its fast-changing marketplace.

Proposed Amendments

The amendments will authorize the addition of three sets of options listed below - each to be considered separately at the Meeting.

Recruitment Options - 250,000

These options can only be granted to individuals who commence activity with the Company for the first time and are awarded as a recruiting/new hire grant.

Employee Options - 250,000

These options may only be granted to employees of the Company and exclude non-employee Directors of the Company.

Other Options - 150,000

These options may be granted to all persons eligible under the 2002 Plan, provided that no option grants result in option rights outstanding to non-employee Directors aggregating in excess of 1.4% of the number of Common Shares outstanding at the time.

ELECTION OF DIRECTORS

The number of directors has been fixed at six. The following table sets out the names of the nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or director

The persons named in the enclosed Form of Proxy intend to vote FOR the election of these proposed nominees.

Nominee Name (Age)	Biography
Randall Abramson, (39) **Toronto, Ontario** 	Mr. Abramson joined the Board on May 1, 2003. He is a member of the Audit, Compensation, and Nominating Committees. Mr. Abramson is co-founder and President of Strategic Capital Partners Inc. and co-founder and CEO of its affiliate, Strategic Advisors Corp., both portfolio management firms for high net worth individuals and institutions. Mr. Abramson has over 10 years of fund management experience including portfolio manager roles at Connor Clark & Company, and Hodgson Robertson Laing Limited (now Yield Management Corp.)
Common Shares: 1,800[1] Options: 23,334 [1] Mr. Abramson's employer owns or has control over 489,667 Common Shares of the Company, representing 3.6% of current outstanding Common Shares.	Attendance: Board: 8 of 9 Committees: 12 of 14
Stephen H. Freedhoff, CA CFP, (70) **Toronto, Ontario** 	Mr. Freedhoff joined the Board on May 1, 2003. He is a member of the Audit, Corporate Governance & Compliance, Compensation, and Nominating Committees. Mr. Freedhoff has been a self-employed consultant since July 1999. Previously he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is a director of two other publicly traded companies, Iamgold Inc. and IBI Income Fund.
Common Shares: 5,000 Options: 20,000	Attendance: Board: 9 of 9 Committees: 14 of 14

8

Edward L. Greenspan, QC (62) **Toronto, Ontario**  Common Shares: 0 Options: 17,000	Mr. Greenspan joined the Board on May 1, 2003. He is a member of the Corporate Governance & Compliance, Compensation, and Nominating Committees. Mr. Greenspan is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970 and received his Queen's counsel in 1982. He taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Mr. Greenspan was a Director of Alliance Communications Corp. Attendance: Board: 8 of 9 Committees: 11 of 14
Lewis N. Rose, CA, (47) **Toronto, Ontario**  Common Shares: 50,600 Options: 32,500	Mr. Rose joined the Board on May 1, 2003. He is not a member of any of the Committees but attends Committee meetings by invitation. Mr. Rose is the President and CEO of the Company, having joined the Company in July 2002. He has over 20 years of experience in the consumer products, entertainment and financial services sectors with senior leadership roles at some of North America's largest publicly traded companies, including Alliance Atlantis Communications Inc., Maple Leaf Foods Inc. and Wood Gundy Inc. (now CIBC World Markets). Attendance: Board: 9 of 9
Nigel T. Simon, (50) **London, England**  Common Shares: 1,600 Options: 30,000	Mr. Simon joined the Board on September 23, 2005. He is a member of the Audit, Compensation and Nominating Committees. Mr. Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK. He served for 7 years as the Main Board Director of Gallaher, held positions as Chairman of Germany's largest vending retailer, and as a Board member for Germany's largest convenience store wholesaler. Attendance: Board: 3 of 9[(2)] Committees: 3 of 14[(2)]

(2) only eligible for 3 Board and 1 committee meetings.

9

Robert H. Stikeman, (60) **Toronto, Ontario** 	Mr. Stikeman joined the Board on May 30, 2002. Mr. Stikeman has also served as the Company's Corporate Secretary since March, 1996. He is a member of the Corporate Governance & Compliance and Nominating Committees. Mr. Stikeman is the Chairman of the Board, he is a partner for the past 20 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. Mr. Stikeman acts as outside counsel to the Company. He is an officer and director of two other publicly traded companies, Rtica Inc. and Pure Gold Resources Inc.
Common Shares: 5,000 Options: 57,000	Attendance: Board: 9 of 9 Committees: 14 of 14

Summary of Board and Committee Meetings Held in 2005

Board	9
Audit Committee	5
Corporate Governance & Compliance Committee	1
Compensation Committee	6
Nominating Committee	2
Total Number of Meetings Held:	**23**

RE-APPOINTMENT OF AUDITORS

It is proposed that KPMG LLP, Chartered Accountants, of Toronto, Ontario be re-appointed as the Company's auditors and that the directors fix the auditor's remuneration. KPMG LLP has served as auditor of the Company since 1998.

10

INFORMATION CONCERNING THE COMPANY

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58101 Disclosure of Corporate Governance Practices (“NI 58101”) and National Policy 58201 Corporate Governance Guidelines (“NP 58201”) were adopted in each of the provinces and territories in Canada. NI 58101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58201 provides guidance on corporate governance practices (“Guidelines”), which are not prescriptive, but are encouraged in the formulation of corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders, and believes that its practices are closely aligned to the Guidelines. This section sets out the Company’s approach to corporate governance and provides the disclosure requested by Form NI 58101F1.

1.    Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over Management by promoting frequent interaction, feedback and exchange of ideas. As well, Management provides independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Randall Abramson, Stephen Freedhoff, Edward Greenspan and Nigel Simon, who constitute a majority of the Directors. The non-independent members of the Board of Directors are Lewis Rose, President and CEO, and Robert Stikeman, Chairman and Secretary. Robert Stikeman, the non-executive Chairman of the Company, is a partner in a law firm that provides legal services to the Company through which he has received in excess of Cdn$75,000 in compensation in each of the past three years for such legal services. While the Board does not believe Mr. Stikeman’s relationship with the Company should be reasonably perceived to materially interfere with his ability to act in the best interests of the Company, under Multilateral Instrument 51110, he is not considered ‘independent’ due to the above fact. Mr. Stikeman is also not considered “independent” for the purposes of the NASDAQ Rule 4350(d)(2)(A). However, pursuant to the provisions of the NASDAQ Rule 4350(d)(2)(B), the Board has determined that membership on the Nominating Committee by Mr. Stikeman is required for the best interests of the Company and its shareholders, due to Mr. Stikeman’s knowledge of the Company and its operations.

The independent Directors meet separately from Management between regular director meetings to permit independent discussion of issues facing the Company. In 2005, two such meetings were held independent of Management. Mr. Stikeman, a non-independent director was present at one of such meetings. Mr. Greenspan, Chairman of the Corporate Governance and Compliance Committee, provides leadership to the independent Directors on such matters. The attendance record of each Director for all Board meetings held since January 1, 2005 is contained in the above section titled “Election of Directors”.

All directors are encouraged to hold a minimum of 5,000 Common Shares of the Company.

In addition to serving as a Director of the Company, Messrs. Stikeman and Freedhoff also serve as directors of other public companies, which are listed in their respective biographies under the above section titled “Election of Directors”.

2.    Board Mandate

The following is the text of the Board’s written mandate to manage, or supervise the management of, the business and affairs of the Company. To discharge this obligation, the Directors assume responsibility in the following areas:

Corporate Disclosure

•	Monitoring continuous and timely disclosure, financial reporting and all related communications.

•	Receiving and reviewing the reports of the Audit Committee on financial disclosure.

•	Establishing a communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.

Material Transactions

•	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior board approval.

Risk Assessment

•	Identify the principal risks of the Company’s businesses and ensure that appropriate systems are in place to manage these risks.

Integrity

•	Ensure the integrity of the Company’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company’s own governing documents.

Strategic Planning Process

•	Provide input to Management on emerging trends and issues.

•	Review and approve Management’s strategic plans.

•	Review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

•	Take into account the opportunities and risks of the business.

Monitoring Corporate Progress

•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing

•	Select, monitor and evaluate the performance of the CEO and other senior executives, and plan for Management succession.

Monitoring Directors’ Effectiveness

•	Assess its own effectiveness in fulfilling the above and the Board’s responsibilities, including monitoring the effectiveness of individual Directors, based on a review and recommendations of the Compliance and Governance Committee.

3.     Position Descriptions

The Board has developed a written mandate for the Board (see Board Mandate above), a position description for the CEO and outlined limits to his responsibilities. It has also adopted a statement of corporate objectives in consultation with the CEO.

The Board has developed a written mandate for the Chairman that consists of four principle components as follows:

a)	Providing Leadership to Enhance Directors Effectiveness

The Chairman should be explicitly accountable for ensuring that the Directors carry out their responsibilities effectively. This involves:

•	ensuring that the responsibilities of the Directors are well understood by both the Directors and Management, that the boundaries between Directors and management responsibilities are clearly understood and respected; and that the Directors do their job and do not try to do Management’s job;

•	ensuring that the Directors work as a cohesive team and providing the leadership essential to achieve this;

•	ensuring that the resources available to the Directors (in particular timely and relevant information) are adequate to support their work;

•	ensuring that a process is in place by which the effectiveness of the Board of Directors and their committees is assessed on a regular basis; and

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and its committees is assessed on a regular basis.

b)	Managing the Board

The Chairman should be responsible for:

•	adopting procedures to ensure that the Directors can conduct their work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

•	ensuring that where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board. Examples of such functions could include:

•	assessing the performance of the CEO;

•	ensuring that appropriate human resource management practices (including succession planning, development and compensation plans) are in place for senior management;

•	ensuring that succession planning for the Board is carried out;

•	ensuring an adequate orientation and training program for new board members;

•	at the conclusion of each Board of Directors’ meeting, the Chairman may chair a meeting of non-employee Directors at which any concerns may be freely expressed; and

•	once potential board or management candidates are identified, approaching potential candidates (with or without the CEO) to explore their interest in joining the board.

c)	Acting as Liaison between Directors and Management

The Chairman must work to ensure that relationships between the Directors and Management are conducted in a professional and constructive manner. This involves working closely with the CEO to ensure that the conduct of board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

d)	Representing the Company to External Groups

Working with the CEO and the CFO, the Chairman could represent the Company to external groups such as shareholders and other stakeholders including local community groups and governments.

At present, the Company does not have a separate mandate for the Chairman of the Committees, just the Committees themselves.

4.     Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience, on the Company’s business, technology and industry and on the responsibilities of directors, including provision of extensive written materials and individual reviews on the affairs of the Company.

Board meetings include presentations by the Company’s Management and employees to give the Directors additional insight into the Company’s business, and informal meetings are arranged to permit the Board the occasion for unstructured discussion of the Company’s position in the industry and strategic options it may consider.

The Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations, as necessary, by, among other things, engaging consultants that are independent of the Company, to advise on matters pertaining to corporate finance, technology and executive compensation. In addition, the Board is advised regularly by its external Canadian, US and UK counsel on matters pertaining to compliance with applicable laws, as well as its auditors on matters pertaining to, among other things, financial controls.

5.     Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual Directors by the Company’s governing corporate legislation and the common law, the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

The Company has adopted a written Code of Business Conduct and Ethics (“Code”) respecting ethical business conduct. A copy of the Code is available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 4165451455, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

The Board monitors compliance by making enquiries and receiving reports from the CEO and the Chairman of any event reported to them under the policy, and copies of any reports involving departure from the Code are copied to the Audit Committee.

No material change report filed by the Company has pertained to any departure from the Code.

In considering transactions and agreements in respect of which a Director or senior officer has an interest, a disclosure of that interest is tabled in writing and the interested party is absented from the discussion of the matter in question.

The Code is reviewed periodically by the Directors and amendments have occurred on two occasions in the past.

In order to promote a culture of ethical business conduct, the Board has directed Management to disseminate the Code to employees of the Company and to set expectations regarding compliance as a condition of continuing employment.

6.     Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board has a Nominating Committee consisting of three members, two of which are independent. The Directors review the skills of the prospective directors, identify any deficiencies and direct interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with all Directors individually and as a group to discuss the Company’s business and regulatory activities. The Directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board as a whole. The Nominating Committee also assesses the effectiveness of the Board as a whole, its committees, and the contribution of individual directors.

7.     Compensation

The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee has a charter that mandates it to recommend human resource and compensation policies. It is also mandated to review the performance of the CEO and set the salary, bonus and other benefits of the Chairman and CEO.

The Compensation Committee has retained an independent consultant on compensation standards, David Rainville of Toronto, to assist it in performing those functions and assessing compensation for the CEO and the attributes on the Long Term Incentive Plan that was adopted in 2005. In addition, the Company has retained Towers Perrin, an internationally-recognized independent firm specializing in compensation, to evaluate and recommend short and long term compensation measures to ensure that the Company remains well-positioned to retain and attract key employees, while remunerating employees and officers (including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.

8.     Other Board Committees

In addition to the Audit, Compensation and Nominating Committees, the Board has a Corporate Governance and Compliance Committee that reviews the Company’s corporate governance (committees, mandates and composition) and reviews them annually to ensure (i) adherence to best practices based on evolving industry standards; and (ii) to ensure legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, both prescribed by statute, regulation and as it evolves in common law.

The Corporate Governance and Compliance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

9.     Assessments

The Directors and its committees are regularly assessed as a group and individually in meetings and among individual directors and the Chairman, as situations require.

Executive Compensation

The following table presents all compensation paid in respect of each “Named Executive Officer” for each of the Company’s three most recently completed financial years.

SUMMARY COMPENSATION TABLE
(in Canadian Dollars)

	Annual Compensation			Long Term Compensation Awards

Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (Cdn$)	LTIP Payouts (Cdn$)	All Other Compensation (Cdn$)

Lewis Rose(1)	2005	400,000	542,400	15,000	Nil	Nil	Nil	Nil
President and CEO	2004	400,000	580,000	15,000	Nil	Nil	Nil	Nil
	2003	400,000	527,240	15,000	125,000	Nil	Nil	Nil

Stephen Taylor(2) CFO	2005	92,308	70,000	Nil	60,000	Nil	Nil	Nil

Michael Starzynski(3)	2005	236,866	120,033	6,000	Nil	Nil	Nil	Nil
CTO	2004	230,000	121,060	6,000	25,000	Nil	Nil	Nil
	2003	170,208	89,575	4,750	60,000	Nil	Nil	Nil

Jenifer Cua(4)	2005	208,458	93,083	Nil	15,000	Nil	Nil	Nil
Vice President,	2004	168,026	90,000	Nil	17,500	Nil	Nil	Nil
Finance & Treasurer	2003	120,000	31,634	Nil	12,500	Nil	Nil	Nil

Andrew Goetsch(5)	2005	243,538	112,752	43,767	20,000	47,999	Nil	Nil
Vice President, Poker	2004	3,846	10,000	Nil	40,000	Nil	Nil	Nil
Software Development

Notes:

(1)	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003.

(2)	Stephen Taylor was appointed CFO of the Company on August 8, 2005.

(3)	Michael Starzynski was appointed Chief Technology Officer on March 17, 2003.

(4)	Jenifer Cua was appointed the Interim CFO of the Company on May 27, 2004, and became Vice President, Finance and Treasurer on August 8, 2005 upon Mr. Taylor’s appointment to CFO.

(5)	Andrew Goetsch was appointed Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch was granted 2,000 Common Shares of the Company upon commencement of his employment with the Company. These Common Shares were restricted from freely trading for a period of one year from the date of Mr. Goetsch’s first date of employment.

LONG TERM INCENTIVE PLAN

The CryptoLogic Long Term Incentive Plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders. The LTIP provides performance-based incentives, payable in cash, Common Shares and or a combination of each, with any payments in Common Shares made through acquisitions of those Common Shares by the Company in the secondary market. Therefore, the LTIP is not dilutive to shareholders’ interests.

The LTIP was prepared with input from an internationally recognized consulting firm specializing in executive compensation. CryptoLogic, like many public companies, has elected to compensate through the granting of “units” under the LTIP, known as Performance Share Units (or “PSUs”).

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance periods. Depending on actual performance achieved against preset EPS targets, payouts may range from 0 – 150% of the initial target award times share price at the end of the performance period.

The LTIP payout will be based upon the product of three factors: 1) The number of PSUs awarded; 2) the share price at the end of the performance cycle; and 3) a “performance modifier” that is based upon cumulative earnings per share. If cumulative targeted earnings per share are not satisfied, no payouts are made. The minimum level of performance that must be achieved to receive a payout is a 3 year compounded growth in earnings per share of 5% per year, from the year of the grant. For the 2005 grants, if the Company achieves anything less than 5% compounded annual growth over the first 2 years, then the payouts are nil.

The Company LTIP has the following principal features:

(1)	The LTIP provides for the granting of PSUs on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price with vesting over a 3 year performance period. In the inaugural year, 50% of the initial grant of PSUs vest in year 2, and the remaining 50% in year 3. Thereafter, subsequent grants vest 100% in year 3. Vesting can accelerate under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a Participant’s death.

(2)	The CEO, President, Vice President, Director or Director-level executive, any other officer of the Company and certain consultants are eligible to participate. Non-employee members of the Board of Directors are not eligible as participants under the LTIP. Generally, PSUs granted under the LTIP are not transferable.

(3)	PSU grants and the financial and performance objectives required for PSUs to vest are reviewed and approved by the Compensation Committee and are generally set to achieve a total and aggregate compensation between the 50th and 75th percentile of comparable companies.

The LTIP is administered by the Compensation Committee of the Board of Directors, the expenses of such administration being borne by the Company. The Board of Directors, in its sole discretion, may amend or terminate the LTIP at any time.

As at the date of this Circular, an aggregate of 129,500 PSUs were outstanding under the LTIP.

LTIP(1)Awards Made During the Most Recently Completed Financial Year
Ended December 31, 2005 to Named Executive Officers

			Estimated Future Payouts Under Non Securities Price Based Plans(1)

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout (Years)	Threshold(2) (Cdn$)	Target(3) (Cdn$)	Maximum(3) (Cdn$)

Lewis Rose	16,000	3	0	372,480	558,720

Stephen Taylor	Nil	Nil	Nil	Nil	Nil

Michael Starzynski	5,000	3	0	116,400	174,600

Jenifer Cua	4,000	3	0	93,120	139,680

Andrew Goetsch	5,000	3	0	116,400	174,600

Note:

(1)	The Company’s LTIP was adopted by the Board of Directors with effect on January 1, 2005, and provides for Performance Share Units (PSUs) to reward participants for growth in earnings per share times share price with vesting over a 3 year performance period. For the introductory cycle commencing with grants made in January, 2005, 50% of the initial grant of PSUs vest in year 2, and the remaining 50% in year 3. The grants for the above officers were granted on January 1, 2005. Depending on actual performance achieved against preset EPS targets, payouts may range from 0 - 150% of the initial target award times the share price at the end of the performance cycle. Refer to "Long Term Incentive Plan" on page 19 for further details on the LTIP.

(2)	If the Company achieves cumulative earnings per share growth of less than 5% during the performance cycle, no amount will be payable under the LTIP.

(3)	Calculation of estimated future payouts assumed Cdn$23.28 being the weighted average share price of the five trading days prior to the year ended December 31, 2005 in accordance with the LTIP.

Options Granted During The Most Recently Completed Financial Year
Ended December 31, 2005 to Named Executive Officers

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date

Lewis Rose	Nil	Nil	Nil	Nil	Nil

Stephen Taylor	60,000	24.2	$24.05	$24.05	Aug. 9, 2010

Michael Starzynski	Nil	Nil	Nil	Nil	Nil

Jenifer Cua	10,000	4.0	$34.45	$34.45	Feb. 22, 2010

	5,000	2.0	$24.05	$24.05	Aug. 9, 2010

Andrew Goetsch	20,000	8.1	$21.39	$21.39	Sept. 1, 2010

EMPLOYEE SHARE PURCHASE PLAN

In 2005, the Company established an Employee Share Purchase Plan (“SPP”) to provide employees with an opportunity to purchase Common Shares of the Company, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company.

The SPP has the following principal features:

1)	Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.

2)	There are Four Offering Periods per year (once a quarter), as determined by the Board of Directors. Common Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.

3)	Employees may elect to purchase Common Shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the Employee’s contribution, subject to a Cdn$2,500 annual limit. Common Shares purchased with Company match funds will have a 12 month hold (from the date of purchase).

STOCK OPTIONS EXERCISED AND HELD

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2005 by the Company’s Named Executive Officers, and the financial year end value of unexercised options held, on an aggregate basis.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

			Options at Year End (#)		Value of In the Money Options at Year End(1) (Cdn$)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Lewis Rose	135,400	$2,866,314	80,000	62,500	$ 1,137,600	$ 950,000

Stephen Taylor	Nil	Nil	Nil	60,000	Nil	Nil

Michael Starzynski	21,250	$ 541,240	Nil	48,750	Nil	$ 638,213

Jenifer Cua	3,125	$ 54,800	8,750	36,875	$ 49,956	$ 101,288

Andrew Goetsch	Nil	Nil	10,000	50,000	Nil	$ 28,400

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2005 of Cdn$22.81.

Employment Contracts with Named Executive Officers

The following summarizes the material terms of the employment contracts into which the Company has entered with the Named Executive Officers.

All of the Named Executive Officers have entered into employment contracts with the Company that provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Compensation Committee and reviewed and approved by the Board of Directors.

Lewis Rose, the President and CEO of the Company entered into an employment agreement with the Company dated January 1, 2003, to become President and CEO for an indefinite term, with an entitlement to twelve months’ notice upon termination without cause, and twenty-four months’ notice in the event of a change of control of the Company.

Stephen Taylor, the CFO of the Company entered into an employment agreement with the Company dated July 8, 2005, for an indefinite term with an entitlement to nine months’ notice upon termination without cause and twelve months in the event of a change of control of the Company.

Michael Starzynski, the Chief Technology Officer of the Company entered into an employment agreement with the Company dated March 6, 2003, for an indefinite term with an entitlement to nine months’ notice upon termination without cause and twelve months in the event of a change of control of the Company. Jenifer Cua, the Vice President, Finance and Treasurer of the Company entered into an employment agreement with the Company dated May 11, 1998. Ms. Cua resigned from the Company in March, 2006.

Andrew Goetsch, the Vice President, Poker Software Development of the Company entered into an employment agreement with the Company dated November 23, 2004, for an indefinite term with an entitlement to six months’ notice upon termination without cause.

COMPOSITION OF COMPENSATION COMMITTEE

The Compensation Committee is comprised of four members, all of whom are unrelated directors. The members of the Compensation Committee are Edward Greenspan (Chairman of the Committee), Randall Abramson, Stephen Freedhoff and Nigel Simon (who was appointed in September 23, 2005). None of these Directors had a prior affiliation with the Company as an officer or director. The duties of the Compensation Committee are described below as follows:

•	To recommend human resource and compensation policies;
•	To administer human resources and compensation policies on approval by the Director;
•	To assure programs exist to attract management and provide orderly succession;
•	To develop a position description and set the salary, bonus and benefit of the CEO; and
•	To review director compensation.

REPORT ON EXECUTIVE COMPENSATION

Principles of Executive Compensation

Compensation of the executive officers of the Company, including the “Named Executive Officers” (determined for the Company in accordance with applicable securities legislation), is overseen by the Compensation Committee. The approach adopted by the Compensation Committee is to focus on a number of key objectives and to align the achievement of such objectives with competitive remuneration that attracts and permits the Company to retain executives critical to the Company’s short and long term performance and success. The Compensation Committee must take into account several factors, including individual and corporate performance as well as Management’s ability to deliver shareholder value under a business model that demands and is dedicated to the most rigorous standards of responsible governance and regulatory compliance.

Executive compensation is set by the Compensation Committee based upon predetermined corporate and individual performance objectives, which are set at the beginning of each fiscal year and are based on the budget as fixed by the Directors. Strong compensation incentives are set to foster excellence in and the attainment of performance objectives that are rigorous and demanding, yet reward superior corporate and individual performance.

In developing a total compensation structure for executive officers, the Committee benchmarks the pay of comparable positions in leading publicly traded software companies with the assistance of professional compensation advisors. The Company’s business is complex and the Committee is of the view that the compensation for executive officers must be reviewed annually and measured in accordance with the Company’s financial performance, achievement of corporate objectives, and delivery of returns to Shareholders.

For 2005, the Company retained an internationally-recognized independent firm specializing in compensation to evaluate and recommend short term and long term compensation measures to ensure that the Company remains well-positioned to retain and attract key employees, while remunerating employees and officers (including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.

The Company places greater emphasis on cash bonus amounts for the senior executives with a bonus amount of approximately 100% of one’s base salary being awarded to the CEO. The award is tied to the actual performance of the Company’s net earnings as compared to the Company’s budgeted earnings for the year as approved by the Board. The CEO’s initial option amounts were fixed during negotiations of his compensation at the point of his hiring and confirmation as President and CEO in 2003.

Stock options for Officers are also granted from the available pool each year and contain vesting provisions providing that options vest over a four-year period in equal portions and have a five year term.

The Company emphasizes cash as the principal form of compensation. In 2005, the Board of Directors adopted an LTIP which provides for grants of Performance Share Units, which are payable in cash, Common Shares or a combination of each.

The performance component of compensation (bonus) is a mixture of personal performance of the executive and corporate performance which is determined by a quantitative comparison of the Company’s budget to the audited year-end results. The CEO’s performance is 100% corporate, the CFO and Chief Technology Officer have 75% of their bonus determined by corporate performance and the balance according to achievement of personal objectives. Other executives have 70% of bonus determined by corporate performance. Bonuses can be zero, less than, equal to or exceed base salary depending on the outcome of the budget and actual results comparison. If the year-end results are less than 80% of the budgeted earnings, there is no bonus granted. If earnings are as budgeted, the bonus amount is the full allotment, and if the earnings exceed budget, the bonus amount rises by that percentage in excess of budget, up to 150%. The earnings are calculated without reference to “unusual items.”

The CEO’s compensation is fixed by contract and arises from an initial base salary of Cdn$400,000 plus a bonus that is determined by a comparison of the budget with the audited year-end earnings of the Company. The base amount was increased to Cdn$475,000 for the 2006 year. LTIPs were awarded in 2005 after a review of a competitive analysis conducted by an independent consultant in consideration of industry comparisons and on the advice of the consultant.

The Company’s earnings for the 2005 fiscal year increased by 50% over the prior year. However, the CEO’s combined salary and bonus decreased from Cdn$980,000 to Cdn$942,400, or 4%, due to the 2005 budget being higher than the 2004 budget when compared to actual year-end results for each of those years.

Compensation of the Chief Executive Officer

The Compensation Committee of the Board assesses the overall performance of the CEO each year. The Committee considers this assessment in determining the CEO’s salary and recommending short and long term compensation awards for the CEO to the Board of Directors. The Committee measures the CEO’s performance against a number of measures, the primary one of which for 2005 was the Company’s earnings. For 2005, the Committee’s determination of the CEO’s base salary, bonus, and other incentive awards, was based on a number of considerations including the total economic value of the CEO’s compensation package at 2005 year end, which reflects the strong financial performance of the Company in 2005. Total compensation will generally be sustained or increased, provided the CEO delivers on a number of measures, including development and execution of strategies for growth through expansion, innovation and improved operations, development of strong relationships with the investment community, enhancement of relationships with customers and shareholders, and development of a strong management team, all of which the CEO achieved in 2005.

For 2005, the CEO’s base salary remained at Cdn$400,000. Based on the earnings measures set at the beginning of 2005, Mr. Rose was awarded a year-end bonus of Cdn$542,400, in accordance with a written bonus plan that is tied to the financial objectives of the Company calculated by comparing the year-end financial results with the budget for that year as approved by the Directors.

For 2006, the Compensation Committee recommended and the Board of Directors approved that the CEO’s base salary be increased to Cdn$475,000 from Cdn$400,000, being the first increase since 2003.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2005 with respect to Common Shares authorized for issuance under the Company’s Stock Option Plan outstanding. Descriptions of the Company’s stock options and warrants are incorporated by reference and detailed under Note 7 “Share Capital” and Note 8 “Stock Option Plan” of Company’s consolidated financial statements and notes thereto for fiscal December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (Cdn$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation
plans approved by
security holders	1,105,073	$17.59	351,695

Total	1,105,073	$17.59	351,695

(1)	The number of securities remaining available for future issuance relates to the Company’s stock option plan.

PERFORMANCE GRAPH

The following graph compares the yearly change in the Company’s total cumulative shareholder return since December 31, 2001 to December 31, 2005 for $100 invested in the Company’s Common Shares on such date with the total cumulative return of the S&P/TSX Composite Index.

The Company’s closing prices as at December 31 (in Canadian Dollars):
2001 = 27.70      2002 = 7.50      2003 = 15.48      2004 = 29.97       2005 = 22.81

COMPENSATION OF DIRECTORS

The Company paid the Chairman of the Board a fee based on an annual rate of Cdn$30,000 from January to August 2005, which annual rate increased to Cdn$35,000 commencing September 2005. For other non-employee Directors, a fee was paid based on an annual rate of Cdn$12,000 from January to August 2005, which annual rate increased to Cdn$15,000 commencing September 2005. In addition, a fee of Cdn$2,500 was paid to each committee chairman.

From January to August 2005, a fee of Cdn$1,000 was paid for each Directors’ or committee meeting attended. From September to December 2005, a fee of Cdn$1,200 was paid for each Directors’ or committee meeting attended in person, and a fee of Cdn$600 for each meeting attended by telephone. In addition, Directors who are not members of that committee, but are invited to attend, are paid a fee for each meeting attended in person or by telephone as described above. Management officers who are non-employee Directors do not receive any directors’ fees.

During the year ended December 31, 2005, the Company paid non-employee Directors the following:

1.	Aggregate annual fees of Cdn$54,250, either directly or to certain companies controlled by the said directors.

2.	Aggregate committee chairman fees of Cdn$10,000.

3.	Aggregate per meeting fees of Cdn$103,400.

For the year ended December 31, 2005, the Company also paid an annual fee of Cdn$31,666.67 to the Chairman of the Board.

In addition, the Directors are eligible to receive stock options under the Company’s stock option plan.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased directors’ and officers’ liability insurance, no part of which is payable by the directors or officers of the Company. The aggregate premium of US$525,960 represents insurance coverage from July 1, 2005 to July 30, 2006 for any liabilities due to future acts limited to US$15,000,000 per policy year. There are deductible provisions of US$250,000 for any claim the Company makes, and US$100,000 for claims any director or officer makes.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current directors or officers of the Company is indebted to CryptoLogic other than for routine indebtedness within the meaning of applicable law.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company has any interest, direct or indirect, in any material transactions involving it during the fiscal year ended December 31, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. A comprehensive description of the Company and its business as well as a summary of the risk factors applicable to the Company are set out in the Company’s latest Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF. The Company’s annual consolidated financial statements, together with the accompanying report of the auditor, Management’s Discussion and Analysis for the year ended December 31, 2005, and any of the Company’s interim consolidated financial statements and this Circular are available without charge to anyone, upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 4165451455, or by email at investor.relations@cryptologic.com, and are also available on SEDAR.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

KPMG LLP, Chartered Accountants, of Toronto, Ontario, Canada, is the Company’s auditor.

Equity Transfer Services Inc. of Toronto, Ontario, Canada, is the Company’s transfer agent and registrar.

DIRECTORS’ APPROVAL

The directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company’s directors, shareholders and auditors.

Toronto, Ontario, Canada
April 11, 2006

CRYPTOLOGIC INC.

Robert Stikeman
Chairman of the Board

APPENDIX “A”

CRYPTOLOGIC INC.

RESOLUTION OF THE SHAREHOLDERS
OF CRYPTOLOGIC INC.
AMENDMENT OF THE 2002 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT:

1.	The number of Common Shares issuable under the Company’s 2002 Incentive Stock Option Plan as amended in 2005 (the “2002 Plan”) be amended so as to authorize the issuance of an additional 250,000 Common Shares to persons who are eligible to participate in the Plan and are providing service to the Company and were not previously associated with the Company at the time of the grant.

2.	The making on or prior to May 11, 2006 of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President or a Director, is hereby approved; and

3.	Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the shareholders.

APPENDIX “B”

CRYPTOLOGIC INC.

RESOLUTION OF THE SHAREHOLDERS
OF CRYPTOLOGIC INC.
SECOND AMENDMENT OF THE 2002 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT:

1.	number of Common Shares issuable under the Company’s 2002 Incentive Stock Option Plan as amended in 2005 (the “2002 Plan”) be amended so as to authorize the issuance of an additional 250,000 Common Shares to persons who are eligible under the Plan but excluding non-employee Directors of the Company.

2.	The making on or prior to May 11, 2006 of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President or a Director, is hereby approved; and

3.	Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the shareholders.

APPENDIX “C”

CRYPTOLOGIC INC.

RESOLUTION OF THE SHAREHOLDERS
OF CRYPTOLOGIC INC.
THIRD AMENDMENT OF THE 2002 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT:

1.	The number of Common Shares issuable under the Company’s 2002 Incentive Stock Option Plan as amended in 2005 (the “2002 Plan”) be amended so as to authorize the issuance of an additional 150,000 Common Shares to persons who are eligible under the Plan including non-employee Directors of the Company, provided that no option grants result in option rights outstanding to non-employee Directors aggregating in excess of 1.4% of the number of Common Shares outstanding at the time.

2.	The making on or prior to May 11, 2006 of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President or a Director, is hereby approved; and

3.	Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the shareholders.

EXHIBIT 3

PROXY

Annual and Special Meeting of the Shareholders of
CRYPTOLOGIC INC.
to be held on May 11, 2006

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC INC.

The undersigned shareholder of CryptoLogic Inc. (the “Company”), hereby appoints ROBERT STIKEMAN, or failing him, LEWIS ROSE, or instead of either of them, _______________, as proxy with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on May 11, 2006 at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada at the hour of 4:30 p.m. (Eastern Time), and at any adjournments thereof, to the same extent and with the same powers if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1.	FOR or WITHHOLD for the election of the persons proposed as directors in the Management Information Circular until the next Annual Meeting of Shareholders or until their successors shall be elected or appointed.

2.	FOR or AGAINST or, if no specification is made, VOTE FOR authorizing the adoption of the amendment to the 2002 Incentive Stock Option Plan to issue an additional 250,000 common shares (Recruitment Options).

3.	FOR or AGAINST or, if no specification is made, VOTE FOR authorizing the adoption of the amendment to the 2002 Incentive Stock Option Plan to issue an additional 250,000 common shares (Employee Options).

4.	FOR or AGAINST or, if no specification is made, VOTE FOR authorizing the adoption of the amendment to the 2002 Incentive Stock Option Plan to issue an additional 150,000 common shares (Other Options).

5.	FOR or WITHHOLD for the re-appointment of auditors: KPMG LLP and authorizing the directors to fix the auditor’s remuneration.

6.	FOR or AGAINST in his discretion, on such other issues as may properly come before the meeting.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN THE CLOSE OF BUSINESS ON MAY 10, 2006, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this ____ day of ___________________, 2006

_____________________________________ Name of Shareholder (Please Print)

_____________________________________ Signature of Shareholder

(SEE NOTES ON REVERSE)

NOTES:

(1)	A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3)	Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

(4)	If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by Management of the Company.

EXHIBIT 4

CRYPTOLOGIC INC.
(the "Company")

April 11, 2006

To Beneficial Shareholders

In accordance with Canadian securities regulations, the Company is no longer required to send copies of its financial statements to beneficial holders of its securities. Beneficial holders do not have their securities registered in their own name, but in the name of an agent, broker, bank or other intermediary. **The Annual and Interim Financial Statements of the Company and the related Management Discussion and Analysis ("MD&A") are accessible at the Company's web site www.cryptologic.com and www.sedar.com.**

If you wish to receive the Company's Annual and/or Interim Financial Statements and the related MD&A, please complete and return this form otherwise you WILL NOT receive them.

The completed form should be mailed or faxed to: Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 (facsimile: 1-416-361-0470).

I HEREBY CERTIFY that I am a beneficial holder of Common Shares of the Company, and request to receive *(you may elect one or both of the following options)*:

☐ **Interim Financial Statements**
the Company's Interim Financial Statements and the related MD&A.

☐ **Annual Financial Statements**
the Company's Annual Financial Statements and the related MD&A.

NAME (PLEASE PRINT)

ADDRESS

CITY PROVINCE/ STATE POSTAL / ZIP CODE

COUNTRY

SIGNED: ______________________________
(Signature of Shareholder)

DATED: ______________________, 2006.

Please complete and return this form to Equity Transfer Services Inc. at the address stated above. As the list of shareholders who request financial information will be updated each year by the Company, this form will be required from you annually in order for your name to remain on the list.

EXHIBIT 5

CRYPTOLOGIC INC.
(the "Company")

April 11, 2006

To Registered Shareholders

In accordance with Canadian securities regulations, the Company is no longer required to send copies of its financial statements to registered holders of its securities. However, the *Business Corporations Act* (Ontario) requires that the Company send Annual Financial Statements to such holders unless otherwise advised in writing. **The Annual and Interim Financial Statements of the Company and the related Management Discussion and Analysis ("MD&A") are accessible at the Company's web site www.cryptologic.com and www.sedar.com.**

If you wish to receive the Company's Interim Financial Statements and the related MD&A, please complete and return this form otherwise you WILL NOT receive them. If you DO NOT wish to receive the Company's Annual Financial Statements and the related MD&A, please complete and return this form otherwise you will receive them.

The completed form should be mailed or faxed to: Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 (facsimile: 1-416-361-0470).

I HEREBY CERTIFY that I am a registered holder of Common Shares of the Company, and provide the following instructions:

☐ **Interim Financial Statements**
Mark this box if you wish to receive the Company's Interim Financial Statements and the related MD&A.

☐ **Annual Financial Statements**
Mark this box if you **do not** wish to receive the Company's Annual Financial Statements and the related MD&A.

____
NAME (PLEASE PRINT)

____
ADDRESS

____
CITY PROVINCE/ STATE POSTAL / ZIP CODE

____
COUNTRY

SIGNED: ______________________________________
(Signature of Shareholder)

DATED: ______________________________, 2006.

Please complete and return this form to Equity Transfer Services Inc. at the address stated above. As the list of shareholders who request financial information will be updated each year by the Company, this form will be required from you annually in order for your name to remain on the list.